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SEC Mail Processing Section

MAR 02 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Ste. 200

(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising 858-436-3180

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, LLP

(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio South, Ste. 200	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 20 20:, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL PETTIT
Commission No. 2231075
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires FEBRUARY 12, 2022

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2020

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC as of December 31, 2020, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Financial Group, LLC's management. Our responsibility is to express an opinion on Independent Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP
(formerly PKF, LLP)
We have served as Independent Financial Group, LLC's auditor since 2008.
San Diego, California
February 25, 2021

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** www.pkfsandiego.com

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,055,628
Receivables from clearing organization, net of allowances of $2,835	3,552,583
Commission receivables	5,093,069
Other receivables, net	403,732
Other assets	176,092
Total current assets	13,281,104
Deposits with clearing organization	250,000
Property and equipment, net	124,989
Total assets	$ 13,656,093

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 126,252
Accrued commissions	5,692,440
Other accrued liabilities	2,200,263
Total current liabilities	8,018,955
COMMITMENTS AND CONTINGENCIES (Note 7)	
TOTAL MEMBER'S CAPITAL	5,637,138
Total liabilities and member's capital	$ 13,656,093

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Investment advisor fees	$	91,551,457
Insurance and annuity commission		45,740,727
Other commissions and clearing		30,188,859
Mutual funds, mutual fund trails, and 12b-1 commission		20,725,695
Insurance and due diligence fees		4,470,209
Meetings, conferences and other		3,735,240
Interest income		707,752
Total revenues		197,119,939
Expenses:		
Commissions and clearing		88,511,144
Investment advisor fees		81,126,161
Employee compensation and benefits		13,338,200
Outside services		2,559,740
Insurance		2,170,808
Advertising and market development		1,228,302
Overhead reimbursement		1,056,000
Meetings and conferences		626,458
Office supplies and printing		210,050
Travel and entertainment		189,843
Communication and technology		140,966
Utilities, subscriptions and other		118,010
Depreciation and amortization		102,708
Licenses and registration fees		102,364
Property taxes and tax fees		92,957
Research		50,453
Total expenses		191,624,164
Net income	$	5,495,775

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2019	$ 217,145	$ 5,249,218	$ 5,466,363
Distributions	-	(5,325,000)	(5,325,000)
Net income	-	5,495,775	5,495,775
Balance at December 31, 2020	$ 217,145	$ 5,419,993	$ 5,637,138

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,495,775
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	102,708
Loan forgiveness amortization	100,000
Decrease (increase) in assets:	
Receivables from clearing organization	970,327
Commission receivables	(372,888)
Other receivables	635,270
Other assets	(151,829)
Increase (decrease) in liabilities:	
Accounts payable	(189,111)
Accrued commissions	555,506
Other accrued liabilities	312,912
Net cash provided by operating activities	7,458,670
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(20,077)
Net cash used in investing activities	(20,077)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(5,325,000)
Net cash used in financing activities	(5,325,000)
Net increase	2,113,593
Cash and cash equivalents at the beginning of the year	1,942,035
Cash and cash equivalents at the end of the year	$ 4,055,628

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC, a Delaware limited liability company (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company ("LLC") until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's business consists of commissions based on customer transactions and investment advisory fees. Commission and clearing revenues (including insurance and annuity commission, mutual funds, and other commissions revenue) are recorded on a trade date basis. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Mutual fund trails and 12b-1 fees are paid as earned, in subsequent periods if certain criteria is met, on initial mutual fund investments. The Company receives an advisory fee in connection with investment advisory services performed for separately managed accounts upfront. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts.

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Though these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period which the services are provided. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions. In addition to commissions and fees, the Company receives additional revenue from insurance, due diligence fees, meeting and conference support and interest income.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2020, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. At December 31, 2020, the Company had approximately $4,037,000 in balances over the FDIC limit. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. At December 31, 2020, the Company had approximately $3,053,000 over the SIPC limit. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2020, the Company had four products that comprised approximately 92% of commission receivables.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $92,957 of property taxes and tax fees in the accompanying statement of operations, which includes the California LLC fee paid by the Company in 2020.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2020, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

NOTE 2 - ACCOUNTING POLICIES (continued)

Other Receivables

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts a forgivable promissory note. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. There were no allowances for doubtful accounts for other receivables at December 31, 2020.

Other Accrued Liabilities

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as incentive compensation and litigation contingencies. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2020 was $1,228,302.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2020:

Furniture and fixtures	$	581,764
Equipment		105,916
Computers and software		415,034
		1,102,714
Less: Accumulated depreciation and amortization		(977,725)
Total Property and equipment, net	$	124,989

For the year ended December 31, 2020, depreciation and amortization expense was $102,708.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31, 2020:

Accrued legal settlements	$	815,000
Deferred conference revenue		502,297
Deferred renewal fees collected/SIPC liability		267,904
Accrued compensation		218,768
Accrued employee vacation liability		212,416
Other		183,878
	$	2,200,263

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Company had net capital of $4,491,585, which was $3,956,988 in excess of the required minimum net capital of $534,597. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The Company is party to an expense sharing agreement with its parent company. Under the expense sharing agreement, the Company pays payroll expenses and overhead reimbursement to the parent company. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under the expense sharing agreement. For the year ended December 31, 2020, the Company paid $13,338,200 to the parent company for employee compensation and benefits and $1,056,000 for overhead reimbursement. As of December 31, 2020, amounts owed to the parent company totaled $0 for payroll related expenses and overhead reimbursement.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation (continued)

are generally initiated by its representatives' clients and involve the purchase or sale of investment securities. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. At December 31, 2020, the Company had $815,000 in accrued legal settlements. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2020. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2021.

SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Member's capital	$ 5,637,138
Less non-allowable assets:	
Commission receivables	(427,766)
Other receivables	(403,732)
Other assets	(176,092)
Property and equipment	(124,989)
Non-allowable assets	(1,132,579)
Less: Other deductions and/or charges	-
Net capital before haircuts	4,504,559
Haircuts	
Error account position	(12,974)
Undue concentration haircut	-
Total haircuts deduction	-
Net capital	$ 4,491,585
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 126,252
Accrued commissions	5,692,440
Other accrued liabilities	2,200,263
Total aggregate indebtedness	$ 8,018,955

See accompanying report of independent registered public accounting firm.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 534,597
Net capital in excess of amount required	$ 3,956,988
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$ 3,689,690
Ratio of aggregate indebtedness to net capital	1.79 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2020.

See accompanying report of independent registered public accounting firm.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2020.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2020.

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Independent Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Independent Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Independent Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Independent Financial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Independent Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Independent Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

PKF San Diego, LLP
(formerly PKF, LLP)
San Diego, CA
February 25, 2021

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** www.pkfsandiego.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22870 FINRA DEC
INDEPENDENT FINANCIAL GROUP LLC
12671 HIGH BLUFF DR STE 200
SAN DIEGO, CA 92130-3018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Heising (858) 436-3180

2. A. General Assessment (item 2e from page 2) — $188,013

B. Less payment made with SIPC-6 filed (exclude interest) — (87,929)

07/23/2020
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 100,084

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $100,084

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $100,084

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director, CFO
(Title)

Dated the 26 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$197,119,938
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	66,466,422
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,654,671
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mktg Support, E&O & Fidelity Fees fr Reps, Tech Fees, SIPC overage collected fr Reps (Deductions in excess of $100,000 require documentation)	3,375,063
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $281,700	
Enter the greater of line (i) or (ii)	281,700
Total deductions	71,777,855
2d. SIPC Net Operating Revenues	$125,342,083
2e. General Assessment @ .0015	$188,013

(to page 1, line 2.A.)

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Independent Financial Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Independent Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (exemption provision) and (2) Independent Financial Group, LLC stated that Independent Financial Group, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because of the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance for paragraph (a) or (b)(2) of Rules 15c2-4 and/or funds received and promptly transmitted for effecting transmissions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Independent Financial Group, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Financial Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF San Diego, LLP

PKF San Diego, LLP
(formerly PKF, LLP)
San Diego, CA
February 25, 2021

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 F: (619) 237 5177 E: www.pkfsandiego.com

Independent Financial Group, LLC

12671 High Bluff Drive
Suite 200
San Diego, CA 92130

(858) 436-3180 *phone*
(800) 269-1903 *toll free*
(858) 481-9033 fax
www.ifgsd.com

Independent Financial Group, LLC's Exemption Report

Independent Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) as of and for the year ended December 31, 2020 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transmissions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) as of and for the year ended December 31, 2020 without exception.

Independent Financial Group, LLC

I, Joe H. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] 2-23-21

Title: Managing Director